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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      REPORT ON FORM 6-K DATED MARCH 26, 2009

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: March 26, 2009
                                      By:  /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           General Counsel

                          SHAMIR OPTICAL INDUSTRY LTD.

     KIBBUTZ SHAMIR, ISRAEL, MARCH 26, 2008 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, announced that Mr. Joseph Zur, an external director of Shamir's board of directors, resigned from the board of directors. Shamir was informed by Mr. Zur that his resignation results from personal circumstances.